

02005986

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Planned Futures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1712 South 10th Street
(No. and Street)

Saint Louis, MO 63104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael A.J. Luck 314-436-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor, P.C.
(Name — *if individual, state last, first, middle name*)

222 S Central, Ste 506 Clayton, MO 63105
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A.J. Luck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planed Futures, Inc., as of December 31, 19X2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

JOYCE FEEGlE


JOYCE FEEGLE
Notary Public – Notary Seal
State of Missouri
County of St. Louis
My Commission Expires Aug 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF & TAYLOR P.C.

Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 21, 2002

SEC - Principal Office
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

We have examined the balance sheet of Planned Futures, Inc. as of December 31, 2001 and the related statements of income and retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1) We are independent certified public accountants with respect to Planned Futures, Inc. Our examinations were made in accordance with auditing standards generally accepted in the United States of America and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2) Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:

(i) the annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and

(ii) any material inadequacies existed.

In connection with the annual computation of net capital:

1) The required minimum capital amount of $5,000 was exceeded by $24,880 for the year ended December 31, 2001.

Very truly yours,

Sarah S. Taylor CPA

Sarah S. Taylor

Enclosures

Planned Futures, Inc.
Statement of Changes in Stockholder' s Equity
December 31, 2001

Balance, Beginning of Period	$42,971
Plus. Net Income	(7,818)
Less. Distributions to Stockholder	-
Balance, End of Year	$35,153

Planned Futures, Inc
Computation of Net Capital
December 31, 2001

Total Ownership Equity from Statement on Financial Condition	$35,153
Deductions: Total Non-allowable Assets: Property & Equipment - Net	-
Net Capital Before Haircuts on Securities Positions	35,153
Haircuts on Securities: Other Securities - 15%	(5,273)
Net Capital	$29,880

Planned Futures, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2001

Total Ownership Equity from Statement of Financial Position - Unaudited	$35,152
Adjustments: Increase (Decrease)*	(1)
Total Ownership Equity from Statement of Financial Position - Audited	35,153
Total Non-allowable Assets - Audited Property & Equipment - Net	-
Net Capital Before Haircuts on Securities Positions	35,153
Haircuts on Securities: Other Securities - 15% Trading on Investment Securities	(5,273)
Net Capital	$29,880

*Adjustments Detail	
Unrecorded Dividend & Capital Gain Income	716
Record Adjustment to Correct Unrealized Gains	(717)
	$ (1)


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2002
354
WASH, D.C.
SECTION

Planned Futures, Inc.
Financial Statements
December 31, 2001

CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accoutants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

The Board of Directors
Planned Futures, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Planned Futures, Inc. as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Planned Futures, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United states of America.

Wolff & Taylor P.C.

February 21, 2002

Planned Futures, Inc.
Balance Sheet
December 31, 2001

ASSETS

Current Assets:	
Cash	$ 291
Total Current Assets	291
Investments:	
Marketable Securities	36,369
Total Investments	36,369
Property and Equipment, at Cost:	
Furniture & Fixtures	1,064
Less: Accumulated Depreciation	(1,064)
Total Property and Equipment, Net	-
Total Assets	$ 36,660

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities:	
Due to Stockholder	$ 1,507
Total Current Liabilities	1,507
Stockholder's Equity:	
Common Stock, Par Value $1.00	
Shares Authorized - 7,500	
Shares Issued & Outstanding - 500	500
Additional Paid-In-Capital	16,068
Retained Earnings	18,585
Total Stockholder's Equity	35,153
Total Liabilities & Stockholder's Equity	$ 36,660

The accompanying notes are an integral part of the financial statements.

Planned Futures, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

Revenue:	
Commisions Earned	$ 27,721
Operating Expenses:	
Commissions Paid	22,188
Accounting and Legal	1,875
Dues and Subscriptions	100
Miscellaneous	565
Office Expense	1,318
Printing	507
Permits and Licenses	1,245
Postage and Freight	231
Outside Services	1,023
Bank Charges	279
Books and Publications	739
Total Operating Expenses	30,070
Operating Income (Loss)	(2,349)
Other Income:	
Dividend Income	193
Capital Gains	523
Net Unrealized Gain (Loss) on Marketable Securities	(6,185)
Total Other Income	(5,469)
Net Loss	(7,818)
Retained Earnings, Beginning of Year	26,403
Retained Earnings, End of Year	$ 18,585

The accompanying notes are an integral part of the financial statements.

Planned Futures, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flow from Operating Activities:	
Net Loss	$ (7,818)
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
(Increase) in Marketable Securities	(716)
Unrealized (Gain) Loss on Investments	6,185
Net Cash Provided (Used) by Operating Activities	(2,349)
Net Increase (Decrease) in Cash	(2,349)
Cash Balance at Beginning of year	2,640
Cash Balance at End of Year	$ 291

Supplemental Disclosure of Cash Flow Information

Cash Paid during the Year for Income Taxes	$ -
Cash Paid during the Year for Interest	$ -

The accompanying notes are an integral part on the financial statements.

1) Summary of Significant Accounting Policies:

Nature of Business.
Planned Futures, Inc. is a Missouri corporation organized for the purpose of investing for and advising clients in investing.

Accounting Method.
The corporation uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amount and disclosures. Accordingly, actual results could differ from estimates.

Cash and Cash Equivalents.
For the statement of cash flows, the corporation includes cash on deposit, cash on hand, money market funds (if any) and certificates of deposits with original maturities less than three months (if any) to be cash equivalents.

Property and Equipment.
Property and equipment are stated at cost. Depreciation is computed as prescribed by statutory regulations. Expenditures for major renewals and betterment's that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation expense for the year ended December 31, 2001 was $0.

2) Income Taxes:
The corporation files as an "S" corporation for federal income tax purposes. The corporation's net income is taxed at the stockholder level rather than at the corporate level for federal income tax purposes, thus, no provision for federal or state income taxes has been made.

3) Investments:
Investments are classified as trading as of December 31, 2001. Investments consist of the following:

	Cost	Market Value
Pioneer Funds	$ 11,277	$ 10,194
Van Kampen American Capital Funds	31,277	26,175
	$ 42,554	$ 36,369